Exhibit 99.1

MATERIAL CHANGE REPORT

1.                            Name and Address of Company

Kinross Gold Corporation (“Kinross” or the “Company”)

25 York Street, 17th Floor

Toronto, Ontario

M5J 2V5

2.                            Date of Material Change

February 15, 2012

3.                            News Release

A news release with respect to the material change referred to in this material change report was issued by Kinross on February 15, 2012 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval.

4.                            Summary of Material Change

On February 15, 2012, Kinross announced its results for the fourth quarter and year ended December 31, 2011. In connection with the release, Kinross provided, among other things, further information regarding the Company’s capital and project optimization process, provided an operational overview, including with respect to the Tasiast development project, and provided further information regarding the material non-cash accounting charge taken in connection with its year-end financial results for 2011, primarily relating to the goodwill recorded for the Tasiast mine.

5.                            Full Description of Material Change

On February 15, 2012, Kinross announced its results for the fourth quarter and year ended December 31, 2011. In connection with the release, Kinross provided, among other things, further information regarding the Company’s capital and project optimization process, provided an operational overview, including with respect to the Tasiast development project, and provided further information regarding the material non-cash accounting charge taken in connection with its year-end financial results for 2011, primarily relating to the goodwill recorded for the Tasiast mine.

Goodwill Impairment

As disclosed in Kinross’ January 16, 2012 press release, as required by International Financial Reporting Standards (“IFRS”), the Company has completed its annual assessment of the carrying value of goodwill for all properties. The Company’s goodwill impairment testing methodology is described in Note 3(ix) of the December 31, 2011 financial statements. As a result of this review, as disclosed in Note 8 to the December 31, 2011 financial statements and in the 2011 MD&A, an aggregate non-cash goodwill impairment charge of $2,937.6 million was recorded for the Tasiast and Chirano assets acquired in the Red Back acquisition. The impairment charge was a result of changes in market conditions, including industry-wide increases in capital and operating costs, a decline in industry-wide valuations as at year-end, and the Company’s growing understanding of the Tasiast project parameters, including its analysis of a draft mine plan.

The Tasiast project represents $2,490.1 million and Chirano $447.5 million of the non-cash goodwill impairment charge recorded. A number of market factors are taken into account in determining fair value, including gold price. The Company has used a long-term gold price estimate of $1,250 per ounce as at December 31, 2011.

Capital and Project Optimization Process

Kinross also provided an update with respect to its announced comprehensive capital and project optimization process.

Capital Allocation Framework

The Company announced that it is establishing more stringent parameters for capital allocation and project development, and particularly that the framework for total annual capital spending will be based on a conservative estimate of existing liquidity, cash flow availability and gold price.  The Company intends to focus on Tasiast as its top development priority, and extend the development timelines for Fruta del Norte (“FDN”) and Lobo-Marte.  The Company announced that this would be expected to result in lower capital expenditures than previously anticipated over the next several years, and that, in determining capital allocations, key objectives will continue to be maintaining liquidity and debt leverage at a level commensurate with an investment grade rating, and providing an appropriate return of capital to shareholders relative to the Company’s growth profile.

Project Sequencing and Scheduling

The Company also announced that it is continuing to analyze various development scenarios, and reaffirmed that the Tasiast expansion remains the Company’s immediate strategic priority for growth and capital allocation, with Dvoinoye being the next priority for development.

Kinross announced that it is extending the anticipated project timelines for Lobo-Marte and FDN. At Lobo-Marte, the Company will use this additional time to complete permitting, further drilling at the Valy deposit, and study opportunities for project optimization. Approval of the Environmental Impact Assessment is targeted for the end of 2012, and completion of the project feasibility study is targeted for 2013.

At FDN, the Company is continuing its feasibility study work and has recommenced negotiations with the government of Ecuador on an enhanced economic package for developing the project. Kinross has advised the government that the Company will be exploring other options to lower future capital commitments to the project, including project financing, potential strategic partnerships, and lower-cost processing alternatives. The timing of the FDN feasibility study will depend on the successful conclusion of these negotiations.

Further development and timing decisions for Lobo-Marte and FDN will depend on a range of factors, including progress on development at Tasiast, projected capital and operating costs based on project feasibility studies, and market variables such as gold price.

Project Organization and Construction Management

Building on the regionalization effort that has been implemented over the past year, the Projects and Operations teams have been consolidated under the leadership of Brant Hinze, Chief Operating Officer.

Tasiast Update

Analysis of data from infill drilling completed as of year-end 2011 at Tasiast indicates that lower-grade material may potentially be developed more economically with less capital by using heap leaching in combination with carbon-in-leach (“CIL”) milling.  The Company continues to analyze the existing Tasiast mineral resource estimate (inclusive of mineral reserves) according to a potential split between CIL, dump leach and heap leach processing options.

Kinross continues to assess the economics of a “mill-only” processing option for the Tasiast expansion as its base case, using updated mineral resource information from the 2011 infill drilling campaign. The Company is also studying alternative processing scenarios, including heap leaching, which requires additional column testing and analysis. Kinross has stated that it expects to make a preliminary selection of a processing option at the end of the second quarter of 2012, and that it is targeting commencement of construction in mid-2013. Construction of a 60,000 tonne-per-day mill would be expected to take 25 to 28 months. Construction of a heap leach facility would be expected to take 18 to 20 months. In either case, the Company is targeting ramp-up of a new production facility at Tasiast in 2015. The construction timetable and production start dates are expected to be confirmed following completion of the expansion project feasibility study, expected in the first half of 2013.

Further details about the subject matter of this material change report are contained in the press release issued on February 15, 2012. The press release and this material change report contain forward-looking information. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this material change report are subject to the risks and assumptions set out in the Cautionary Statement on Forward-Looking Information located on page 14 of the February 15, 2012 press release and are also qualified by the cautionary statement made in Kinross’ other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of the Company’s most recently filed Annual Information Form and Management Discussion and Analysis for the 2011 fiscal year. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The technical information about the Company’s material mineral properties contained herein has been prepared under the supervision of, and verified and approved by, Mr. Rob Henderson, a former officer of the Company who is a qualified person within the meaning of National Instrument 43-101 Standards of Disclosure for Mineral Properties.

6.                            Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.                            Omitted Information

No significant facts in this report remain confidential, and no information has been omitted from this report.

8.                            Executive Officer

For further information, please contact Shelley M. Riley, Vice President, Office Services and Corporate Secretary, at (416) 365-5198.

9.                            Date of Report

February 27, 2012